Filed by DHC Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: DHC Acquisition Corp.

Commission File No.: 001-40130

AI firm Brand Engagement Network to go public via SPAC deal -sources

NEW YORK, Sept 7 (Reuters) - Artificial intelligence startup Brand Engagement Network (BEN) on Thursday agreed to go public through a merger with a blank check acquisition company in a deal valuing the combined company at $358 million.

The deal with DHC Acquisition Corp (DHCA.O) will provide Brand Engagement Network with about $40 million in gross proceeds, the company said, confirming an earlier Reuters report.

“BEN, because of its partnerships, doesn’t have the same capital requirements as many others SPAC companies had previously.” Said Chris Gaertner, Co-CEO and CFO of DHC.

The popularity of ChatGPT has led to a flurry of investments in AI-focused ventures and startups, even as the wider funding environment remains challenging.

Artificial intelligence and machine learning startups globally have raised about $39.4 billion so far this year, according to PitchBook.

Headquartered in Jackson, Wyoming, Brand Engagement Network is a provider of AI-powered chatbots and conversational AI technology to companies in industries like automotive, healthcare, and customer service. Brand Engagement Network’s AI offerings help companies with services, including data leakage prevention and identity verification.

DHC Acquisition Corp, a special purpose acquisition company (SPAC) which raised $309 million through its initial public offering in 2021, cut the size of its offering to $47 million earlier this year after securing an extension of its life from shareholders.

SPACs are shell companies that raise money in an initial public offering and put it in a trust for the purpose of merging with a private company and taking it public. SPACs typically have up to two years from the time they list their shares to close a merger.

Since investors are unaware of the target company ahead of the IPO, SPACs often grant them the right to redeem their initial investment as an incentive to put their money in the trust.

After the deal closes, the combined company will be named BEN and will be listed on the Nasdaq under the ticker “BNAI”.

Cohen & Company Capital Markets was the financial adviser on the deal.

Reporting by Echo Wang in New York; Editing by Anirban Sen, Leslie Adler and David Gregorio

Additional Information about the Transaction and Where to Find It

In connection with the proposed Business Combination, DHC intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of DHC’s ordinary shares in connection with DHC’s solicitation of proxies for the vote by DHC’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to BEN shareholders in the Business Combination. After the Registration Statement is declared effective, DHC will mail a definitive proxy statement and other relevant documents to its shareholders. DHC’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement included in the Registration Statement and the amendments thereto and the definitive proxy statement, as these materials will contain important information about BEN, DHC and the Business Combination. The definitive proxy statement will be mailed to shareholders of DHC as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement and other documents filed with the SEC that will be incorporated by reference in the proxy statement, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: DHC Acquisition Corp., 1900 West Kirkwood Blvd, Suite 1400B, Southlake, TX 76092.

Participants in the Solicitation

DHC and BEN and their directors and executive officers may be deemed participants in the solicitation of proxies from DHC’s shareholders with respect to the Business Combination. Additional information regarding the interests of DHC and BEN participants will be contained in the Registration Statement for the Business Combination when available. BEN and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DHC in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward Looking Statements

Certain statements made in this presentation are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this presentation, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside DHC’s or BEN’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the Business Combination; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to meet Nasdaq’s listing standards; costs related to the Business Combination; BEN’s ability to manage growth; BEN’s ability to execute its business plan; impact of BEN’s M&A activity, including the resources required to complete acquisitions or any resulting unanticipated losses, costs or liabilities; BEN’s ability to compete in the global AI market; weak economic conditions or prolonged economic uncertainties in the markets in which BEN operates; potential litigation involving DHC or BEN; BEN’s ability to adequately protect its intellectual property and general economic and market conditions impacting demand for BEN’s products and services. Other factors include the possibility that the Business Combination does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Neither DHC nor BEN undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This article shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. Additional information and disclosures would be required for a more complete understanding of BEN’s financial position and results of operations as of, and for the fiscal year ended, December 31, 2022.

Contacts

Investors:

Ryan Flanagan, ICR

ryan.flanagan@icrinc.com

Media:

Dan Brennan, ICR

dan.brennan@icrinc.com